NEWS RELEASE
Richmont Mines Inc., 161, avenue Principale, Rouyn-Noranda, QC J9X 4P6 Canada

IMMEDIATE RELEASE

RICHMONT MINES BEGINS DEWATERING
AT ITS FRANCOEUR PROJECT

ROUYN-NORANDA, QC, Canada, April 27, 2009 – Richmont Mines Inc. (TSX/NYSE Amex: RIC) (“Richmont”), a gold exploration, development and production company with operations in Canada, today announced it began dewatering activities of the underground openings at its Francoeur property, located 25 km west of Rouyn-Noranda. The dewatering of the mine, which reaches a depth of approximately 820 metres, will also include the commissioning of the existing hoist and the upgrade of the related infrastructure. This work is expected to be completed over an eight month period.

Richmont had produced more than 345,000 ounces of gold at the Francoeur Mine from 1991 to 2001. The ore from the Francoeur Mine was processed at Richmont’s Camflo Mill from 1993 up to the mine’s closure in 2001, when the prevailing gold price was under US$300 per ounce. The historical indicated resources, mainly located in the West Zone, were estimated at 885,000 tonnes at a grade of 7.99 g/t representing 227,500 ounces. These historical resources are not compliant with the National Instrument 43-101 and therefore cannot be relied upon.

A surface drilling program consisting of approximately 8,000 metres is also planned for this summer with the objective of increasing known resources. Richmont’s 2009 budget for the dewatering and drilling program is approximately CAN$4.5 million.

In order to update the information on the West Zone of the Francoeur Project, Richmont is currently preparing a technical report in compliance with National Instrument 43-101, and this report should be available at the beginning of third quarter of 2009.

In the first quarter of 2010, underground development is planned, followed by a definition drilling program later in the year.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its website at: www.richmont-mines.com.

RICHMONT MINES BEGINS DEWATERING AT ITS FRANCOEUR PROJECT
April 27, 2009

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “project”, “expect”, “may” and similar expressions, as well as “will” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont’s Annual Information Form, Annual Reports and periodic reports.

National Instrument 43-101

This news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D., an employee of Richmont Mines Inc. and a qualified person as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact:

Richmont Mines Inc.
Phone: 819 797-2465	Ticker symbol: RIC
Fax: 819 797-0166	Listings: TSX – NYSE Amex
E-mail: info@richmont-mines.com	Web Site: www.richmont-mines.com